40 Speen Street, Suite 102

Framingham, Massachusetts 01701

October 20, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jessica Ansart

Re:	Xenetic Biosciences, Inc. Registration Statement on Form S-3 (File No. 333-260201)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Xenetic Biosciences, Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-260201) filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2021, as amended by the pre-effective Amendment No. 1 to Form S-3 filed with the Commission on October 20, 2021, be declared effective by the Commission at 5:00 p.m. Eastern Time on Friday, October 22, 2021, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Holland & Knight LLP, by calling Danielle Price at (305) 349-2259.

Thank you for your assistance.

Sincerely,

/s/ James Parslow

James Parslow
Chief Financial Officer